Exhibit 99.1

THURSDAY, MARCH 21, 2019, AT 8:30 A.M. ET

Gamida Cell Nominates Two Healthcare Industry Veterans to Its Board of Directors

– Shawn Cline Tomasello and Stephen T. Wills bring extensive experience in building successful commercial-stage life sciences companies –

Boston, MA – March 21, 2019 – Gamida Cell Ltd. (Nasdaq: GMDA), a leading cellular and immune therapeutics company, today announced the nominations of Shawn Cline Tomasello and Stephen T. Wills to its board of directors. These nominations require approval at the Annual Shareholders Meeting, which will take place in May 2019. If elected, Ms. Tomasello will join the compensation committee, and Mr. Wills will join the company’s audit committee, bringing commercial, operational and financial experience to Gamida Cell’s board of directors as the company advances its clinical development candidates: NiCord®, an investigational advanced cell therapy in Phase 3 clinical development designed to enhance and expand the life-saving benefits of hematopoietic stem cell (bone marrow) transplant, and NAM-NK, an investigational, cell-based cancer immunotherapy in Phase 1 development in patients with non-Hodgkin lymphoma and multiple myeloma.

“We are delighted to nominate Shawn and Stephen to our Board of Directors. Stephen brings a depth of financial and operational experience in public accounting and healthcare, and Shawn’s experience in leading the commercialization of multiple first-in-class medicines for the treatment of cancer is a potentially tremendous asset as we begin executing commercial readiness activities for NiCord,” said Julian Adams, Ph.D., chief executive officer at Gamida Cell. “We look forward to their contributions to as we continue to advance our pipeline.”

“Shawn and Stephen will replace two current board members, Roger Kornberg and Boaz Lifschitz, who will complete their tenure on Gamida Cell’s board of directors in May. We are grateful for Roger and Boaz’s service and commitment to the company. They brought a wealth of expertise as we advanced Gamida Cell toward late-stage development and potential commercialization, and we are pleased that Roger will continue to work with the company as a member of our scientific advisory board,” Dr. Adams continued.

Ms. Tomasello has over 30 years of strategic experience in building world-class organizations encompassing all aspects of commercial and medical affairs functions. From 2015 to 2018, Ms. Tomasello served as chief commercial officer of Kite Pharma, now part of Gilead Sciences, where she oversaw the global commercialization of Yescarta®, the first approved CAR-T therapy for non-Hodgkin lymphoma. From 2014 to 2015, Ms. Tomasello served as the chief commercial officer of commercial and medical affairs at Pharmacyclics, now part of AbbVie, where she led commercial and medical affairs activities for Imbruvica®, a first-in-class treatment for hematologic malignancies. From 2005 to 2014, Ms. Tomasello served in leading commercial roles with multiple major pharmaceutical companies, including Celgene as president of the Americas hematology and oncology, where she led the company through five successful product launches encompassing 11 indications and played a critical role in acquisitions. Ms. Tomasello received her B.S. in marketing from the University of Cincinnati and her M.B.A. from Murray State University in Kentucky.

Mr. Wills brings extensive operational, financial and transactional experience over nearly three decades in the life sciences and accounting industries. He has served as chief financial officer of Palatin Technologies, a publicly-traded biotechnology company developing peptide therapeutics, since 1997, and also serves as Palatin’s chief operating officer and executive vice president. Mr. Wills serves as active chairman of MediWound Ltd., a publicly-traded biotechnology company developing treatments for burns and wound management. Previously, Mr. Wills was executive chairman and interim principal executive officer of Derma Sciences, a provider of advanced wound care products now part of Integra LifeSciences. Mr. Wills, a certified public accountant, earned his B.S. in accounting from West Chester University, and an M.S. in taxation from Temple University.

“I am pleased to be nominated to the Gamida Cell Board at such a pivotal time in the company’s growth,” stated Ms. Tomasello. “With patient enrollment in the Phase 3 study of NiCord expected to be completed in the second half of 2019 and activities underway to enable potential regulatory submissions and launch, I look forward to supporting Gamida Cell in its efforts to deliver a new standard of care to patients in need of bone marrow transplant.”

Commented Mr. Wills, “This is an exciting time to be joining Gamida Cell’s board of directors. The company has demonstrated substantial progress since completing its initial public offering late last year and continues to leverage the transformative potential of its proprietary nicotinamide-, or NAM-based, cell expansion technology, to deliver a multi-product pipeline. I look forward to contributing to Gamida Cell’s progress as a leader in advanced cell therapy.”

About NiCord
NiCord, the company’s lead clinical program, is an advanced cell therapy under development as a potential life-saving allogeneic hematopoietic stem cell (bone marrow) transplant solution for patients with hematologic malignancies (blood cancers). NiCord is the first bone marrow transplant product to receive Breakthrough Therapy Designation from the U.S. Food and Drug Administration and has also received Orphan Drug Designation in the U.S. and EU. In a Phase 1/2 clinical study, NiCord demonstrated rapid and durable time to engraftment and was generally well-tolerated.1 A Phase 3 study evaluating NiCord in patients with leukemia and lymphoma is ongoing in the U.S., Europe and Asia.2 NiCord is also being evaluated in a Phase 1/2 clinical study in patients with severe aplastic anemia.3 The aplastic anemia investigational new drug application is currently filed with the FDA under the brand name CordIn®, which is the same investigational development candidate as NiCord. For more information on clinical trials of NiCord, please visit www.clinicaltrials.gov.

About NAM-NK
Gamida Cell applied the capabilities of its NAM-based cell expansion technology to highly functional NK cells to develop NAM-NK, an innate immunotherapy for the treatment of hematologic and solid tumors in combination with standard of care antibody therapies. NAM-NK addresses key limitations of NK cells by increasing the cytotoxicity and in vivo retention and proliferation in the bone marrow and lymphoid organs of NK cells expanded in culture. NAM-NK is in Phase 1 development through an investigator-sponsored study in patients with refractory non-Hodgkin lymphoma and multiple myeloma.4

NAM-NK and NiCord are investigational therapies, and their safety and efficacy have not been evaluated by the U.S. Food and Drug Administration or any other health authority.

About Gamida Cell
Gamida Cell is a clinical-stage biopharmaceutical company committed to developing advanced cell therapies with the potential to cure blood cancers and rare, serious hematologic diseases. We are leveraging our proprietary nicotinamide-based, or NAM-based, cell expansion technology to develop product candidates designed to address the limitations of cell therapies. For additional information, please visit www.gamida-cell.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the scheduling of the Company’s 2019 Annual Meeting, the contributions to our Board of Directors by Ms. Tomasello and Mr. Wills and completion of patient enrollment in the ongoing Phase 3 study of NiCord in patients with leukemia and lymphoma, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the progress of Gamida Cell’s studies and other clinical, scientific and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section of our Annual Report on Form 20-F filed with the SEC on February 25, 2019, and other filings that Gamida Cell makes with the SEC from time to time (which are available at http://www.sec.gov), the events and circumstances discussed in such forward-looking statements may not occur, and Gamida Cell’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Gamida Cell as of the date of this release.

Contacts
Jaren Irene Madden
jaren@gamida-cell.com
617-286-6264

Media Inquiries
Krystle Gibbs
krystle@tenbridgecommunications.com
508-479-6358

1Horwitz M.E., Wease S., Blackwell B., Valcarcel D. et al. Phase I/II study of stem-cell transplantation using a single cord blood unit expanded ex vivo with nicotinamide. J Clin Oncol. 2019 Feb 10;37(5):367-374.
2ClinicalTrials.gov identifier NCT02730299.
3ClinicalTrials.gov identifier NCT03173937.
4ClinicalTrials.gov identifier NCT03019666.